UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2020

CIIG Merger Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39159	84-3142564
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street, 29th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 796-4796

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	CIICU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	CIIC	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	CIICW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 18, 2020, CIIG Merger Corp. (the “Registrant” or “CIIG”), Arrival S.à r.l., a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), Arrival Group, a newly-formed joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) and ARSNL Merger Sub Inc., a newly-formed Delaware corporation (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which (i) the existing ordinary and preferred shareholders of the Company have each concurrently entered into separate exchange agreements (the “Exchange Agreements”) to contribute their respective equity interests in the Company to Holdco in exchange for ordinary shares of Holdco (“Holdco Ordinary Shares”) (the “Share Exchanges”) and (ii) following the Share Exchanges, Registrant will merge with and into Merger Sub and all shares of CIIG common stock will be exchanged for Holdco Ordinary Shares. Upon consummation of the Transactions (defined below) contemplated by the Business Combination Agreement, the Company and the Registrant will become direct wholly-owned subsidiaries of Holdco. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

Upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Exchange Agreements at the First Exchange Effective Time, each Company Preferred Shareholder will contribute its respective Company Preferred Shares to Holdco and at the Second Exchange Effective Time, each Company Ordinary Shareholder will contribute its Company Ordinary Shares to Holdco, in each case, in exchange (the “Exchange”) for a number of Holdco Ordinary Shares based on an exchange ratio of 0.5581634737 (the “Aggregate Exchange Consideration”). The valuation of the Company Shares contributed to Holdco by the Company Shareholders against new Holdco Ordinary Shares pursuant to the Exchange shall be deemed to be, as of the Second Exchange Effective Time, US $5,338,350,000. Immediately following the Second Exchange Effective Time, the Company will be a direct wholly-owned subsidiary of Holdco.

Following the Second Exchange Effective Time and immediately prior to the Merger Effective Time, each share of Registrant’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) issued and outstanding immediately prior to the Merger Effective Time will automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of Registrant’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) equal to the Class B conversion ratio (the “Class B Conversion”).

At the Merger Effective Time, immediately following the Class B Conversion, Merger Sub will merge with and into Registrant, with Registrant surviving such merger as a direct wholly owned subsidiary of Holdco (the “Merger”, and the surviving corporation of the Merger, the “Surviving Corporation”) and, as a result of the Merger, all of the Class A Common Stock will be exchanged for Holdco Ordinary Shares as set forth in the Business Combination Agreement. The CIIG Warrants will become warrants of Holdco exercisable for Holdco Ordinary Shares on substantially the same terms as the CIIG Warrants (“Holdco Warrants”) and each share of common stock of Merger Sub will be converted into one share of common stock of the Surviving Corporation (the “Surviving Corporation Exchange”), such that, following the Surviving Corporation Exchange, each of the Registrant and the Company will be direct wholly-owned subsidiaries of Holdco (together with the Exchange, the Class B Conversion, the Merger and other transactions discussed above, the “Transactions”).

Pursuant to the separate Exchange Agreements between the Company and each Company Preferred Shareholder, each Company Preferred Shareholder has consented to the Transactions and, consequently, agreed to (i) contribute its Company Preferred Shares to Holdco in exchange for Holdco Ordinary Shares pursuant to the First Exchange, (ii) not transfer any of its Company Preferred Shares before the earlier to occur of the First Exchange and the termination of the Business Combination Agreement pursuant to its terms and (iii) not transfer, subject to certain limited exceptions, any of the Holdco Ordinary Shares it receives pursuant to the First Exchange before the earlier to occur of the Second Exchange and the termination of the Business Combination Agreement. Pursuant to the separate Exchange Agreements between the Company and each Company Ordinary Shareholder, each Company Ordinary Shareholder (together with the Company Preferred Shareholders, the “Company Shareholders”) has consented to the Transactions and, consequently, agreed to contribute its Company Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares pursuant to the Second Exchange and not transfer any of its Company Ordinary Shares before the earlier to occur of the Second Exchange and the termination of the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, the Registrant, the Company, Holdco and certain Holders (as defined below) entered into a Transaction Support Agreement pursuant to which, among other things, the Holders agreed to vote their shares of Registrant in favor of the Transactions, subject to customary exceptions; not transfer or pledge any of their subject shares prior to the Closing Date, subject to certain conditions and exceptions; and waive (i) the provisions of Section 4.3(b)(ii) of the Registrant’s Certificate of Incorporation relating to the anti-dilution adjustment applicable in connection with the additional issuance of equity securities in connection with the Transactions, (ii) their rights to redeem their Class B Common Stock in connection with the Transactions and (iii) the right to convert working capital loans into additional warrants.

The obligation of the parties to consummate the Transactions are subject to the satisfaction or waiver of customary closing conditions at or prior to the Second Exchange Effective Time and at or prior to the Closing, including Registrant stockholder and Holdco approvals, issuance of statutory independent auditor reports regarding the contributions relating to Holdco Ordinary Shares, the expiration or termination of Hart Scott Rodino Act waiting periods applicable to the Transactions, effectiveness of the registration statement on Form F-4 relating to the Holdco Ordinary Shares and Nasdaq listing approval of the Holdco Ordinary Shares; and the execution and delivery of the Registration Rights and Lock-Up Agreement and the Nomination Agreement by the parties.

The obligations of Registrant to consummate the Transactions are subject to certain additional conditions at or prior to the Second Exchange Effective Time and at or prior to the Closing, including the accuracy of certain representations and warranties of the Company, Holdco, and Merger Sub except where the failure of such representations and warranties to be true and correct does not result in a Company Material Adverse Effect or is not materially adverse to Holdco or Merger Sub, as applicable; the performance or compliance in all material respects with all agreements and covenants required by the Business Combination Agreement, with certain exceptions, and the Company’s delivery to Registrant of certifications as to the satisfaction of the conditions, the absence of a Company Material Adverse Effect and the consummation of the Share Exchanges.

The obligations of the Company to consummate the Transactions are also subject to the satisfaction or waiver of additional conditions at or prior to the Second Exchange Effective Time and at or prior to the Closing, including the accuracy of certain representations and warranties of Registrant except where the failure of such representations and warranties to be true and correct does not result in a CIIG Material Adverse Effect, the performance or compliance in all material respects with all agreements and covenants required by the Business Combination Agreement, with certain exceptions, the Registrant’s delivery to the Company of certifications as to the satisfaction of the conditions; the absence of a CIIG Material Adverse Effect; the delivery by Registrant of a FIRPTA certification, after giving effect to the exercise of the Redemption Rights and payments related thereto, Registrant will have at least an aggregate of four hundred million dollars ($400,000,000) of cash held either in or outside the Trust Account, and the written resignations effective as of the Merger Effective Time of the Registrant’s officers and directors.

The Business Combination Agreement contains customary representations and warranties of the Company, Registrant, Holdco and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and the Ancillary Agreements to which they are party and their outstanding capitalization. The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummation of the Transactions, (iii) Registrant, Company and Holdco preparing and Holdco filing a registration statement containing a proxy statement/prospectus for the purpose of soliciting proxies from Registrant’s stockholders to vote in favor of certain matters and registering under the Securities Act of 1933, as amended (the “Securities Act”) the Holdco Ordinary Shares and Holdco Warrants to be issued in connection with the Merger, (iv) the protection of, and access to, confidential information of the parties and (v) the parties’ efforts to obtain necessary approvals from Governmental Authorities. The covenants of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the Closing of the Transactions, except for those covenants that by their terms require performance after the Closing.

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the stockholders of the Company or Registrant, by mutual written consent of Registrant and the Company; by either Registrant or the Company if the Merger Effective Time shall not have occurred prior to March 31, 2021; by either Registrant or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions illegal; by either Registrant or the Company if any of the Registrant proposals shall fail to receive the requisite vote for approval at Registrant’s special meeting of stockholders; by Registrant upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of the Company, Holdco or Merger Sub that remains uncured for more than 30 days after written notice of such breach is provided by Registrant to the Company, or if any representation or warranty of the Company, Holdco or Merger Sub shall have become untrue, in either case such that the conditions relating to representations and warranties and certain covenants and agreements would not be satisfied; by the Company upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Registrant that remains uncured for more than 30 days after written notice of such breach is provided by the Company to Registrant, or if any representation or warranty of Registrant shall have become untrue, in either case such that the conditions relating to representations and warranties and certain covenants and agreements would not be satisfied; and by Registrant upon any breach or default by any Company Shareholder of any of the transfer or voting provisions of any Exchange Agreement, or upon termination by a Company Shareholder of such Company Shareholder’s Exchange Agreement prior to the Merger Effective Time.

In the event that the Business Combination Agreement is terminated, all Transaction Expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions will be paid by the party incurring such Transaction Expenses, except that Registrant will pay all fees and expenses incurred in connection with any filing under the HSR Act or other applicable Antitrust Laws. If the Transactions are consummated, subject to the terms of the Business Combination Agreement relating to the Exchanges, Holdco will bear the reasonable and documented Transaction Expenses of all of the parties.

The descriptions of the Business Combination Agreement, the Exchange Agreements, the Subscription Agreement (as described below) and the Transaction Support Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, the form of Exchange Agreements, the form of Subscription Agreement and the Transaction Support Agreement filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively. The Business Combination Agreement, Subscription Agreement and Exchange Agreements have been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about Registrant, the Company, or any other party to the Business Combination Agreement, Subscription Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, Subscription Agreement and Exchange Agreements, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement, Subscription Agreement and Exchange Agreements and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, Subscription Agreement and Exchange Agreements, which subsequent information may or may not be fully reflected in Registrant’s public disclosures.

Registration Rights and Lock-Up Agreement

In connection with the closing of the Transactions, Holdco, certain persons and entities holding the Registrant’s Class B Shares (the “Original Holders”) and certain stockholders of the Company (the “New Holders”) will enter into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights. Additionally, the Holdco Ordinary Shares held by the Original Holders which were previously shares of Class B Common Stock will be locked-up for one year following the Closing, subject to earlier release on (i) the last consecutive trading day where the sale price of the Holdco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (ii) such date on which Holdco completes a liquidation, merger, stock exchange or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The securities held by the New Holders will be locked-up for 180 days after the Closing, subject to earlier release on (i) the last consecutive trading day where the sale price of the Holdco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) such date on which Holdco completes a liquidation, merger, stock exchange or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their shares of Holdco Ordinary Shares for cash, securities or other property. Except as provided in (ii) in the immediately preceding sentence, until December 31, 2022, Kinetik S.a.r.l. shall maintain beneficial ownership of at least 50% of the outstanding voting securities of Holdco.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Assignment, Assumption and Amendment Agreement

Following the Closing, Holdco will enter into an Assignment, Assumption and Amendment Agreement with the Registrant and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”) (the “Warrant Amendment”) to assume the Registrant’s obligations under the existing Warrant Agreement, dated December 12, 2019 with respect to the Registrant’s public and private warrants.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the full text of the form of Warrant Amendment, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

PIPE Subscription Agreements

The Registrant has entered into separate subscription agreements (collectively, the “Subscription Agreements”), dated November 18, 2020, with certain investors, pursuant to which the Registrant has agreed to issue and sell, in private placements to close immediately prior to the closing of the Merger, an aggregate of 40,000,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $400,000,000, which will automatically be converted into Holdco Ordinary Shares at the Merger Effective Time.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report, and incorporated herein by reference.

The securities issued pursuant to the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On November 18, 2020, CIIG and the Company, issued a joint press release announcing the execution of the Business Combination Agreement and announcing that CIIG and the Company will hold a conference call on November 18, 2020 (the “Conference Call”). A copy of the press release, which includes information regarding access to the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that CIIG and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.3 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by CIIG in presentations for certain of CIIG’s stockholders and other persons. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions, Arrival Group is expected to file a registration statement on Form F-4 with the SEC that will include a proxy statement of CIIG that will also constitute a prospectus of Arrival Group. CIIG and Arrival Group urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Arrival Group, Arrival, CIIG and the proposed transaction. Such persons can also read CIIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of CIIG’s officers and directors and their respective interests as security holders in the consummation of the proposed transaction. When available, the definitive proxy statement/prospectus will be mailed to CIIG’s and Arrival’s stockholders. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CIIG Merger Corp., 40 West 57th Street, 29th Floor, New York, NY 10019 or Arrival S.à r.l., 1, rue Peternelchen, L-2370 Howald, Luxembourg.

Participants in Solicitation

CIIG, Arrival Group and Arrival and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of CIIG’s directors and executive officers in CIIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 27, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of CIIG’s participants in the solicitation, which may, in some cases, be different than those of CIIG’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed transaction, the anticipated timing of the proposed transaction, the products offered by Arrival and the markets in which it operates, and Arrival Group’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG’s securities, (ii) the risk that the transaction may not be completed by CIIG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Business Combination Agreement by the stockholders of CIIG and Arrival, the satisfaction of the minimum trust account amount following redemptions by CIIG’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the impact of COVID-19 on Arrival’s business and/or the ability of the parties to complete the Transactions; (vii) the effect of the announcement or pendency of the Transactions on Arrival’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans and operations of Arrival and potential difficulties in Arrival employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Arrival Group, Arrival or CIIG related to the Business Combination Agreement or the Transactions, (x) the ability to maintain the listing of CIIG’s securities on the NASDAQ Stock Market, (xi) the price of CIIG’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Arrival operates, variations in performance across competitors, changes in laws and regulations affecting Arrival business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (xiv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (xx) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; (xxii) the risk that Arrival is unable to secure or protect its intellectual property; and (xxiii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CIIG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed by CIIG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival Group, Arrival and CIIG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Arrival Group, Arrival nor CIIG gives any assurance that either Arrival Group, Arrival or CIIG will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CIIG, Arrival or Arrival Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

PRIIPs / Prospectus Regulation /IMPORTANT – EEA AND UK RETAIL INVESTORS

The Holdco Ordinary Shares to be issued by Arrival Group in the Transactions are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this announcement relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Holdco Ordinary Shares or otherwise making them available to retail investors in the EEA or in the UK will be prepared and therefore offering or selling the Holdco Ordinary Shares or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., Arrival S.àr.l., Arrival Group and ARSNL Merger Sub Inc.

10.1	Form of Contribution and Exchange Agreement for Preferred Shares

10.2	Form of Contribution and Exchange Agreement for Ordinary Shares

10.3	Form of Subscription Agreement

10.4	Transaction Support Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., CIIG Management LLC and certain investors in CIIG Merger Corp.

99.1	Joint Press Release of CIIG Merger Corp. and Arrival S.àr.l., dated November 18, 2020.

99.2	Investor Presentation of CIIG Merger Corp. dated November 18, 2020.

99.3	Conference Call Script

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. CIIG agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIIG Merger Corp.
Dated: November 18, 2020
	By:	/s/ F. Peter Cuneo
Name: F. Peter Cuneo
Title: Chairman and Chief Executive Officer